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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 1998



                               CONTENTS

                                                                 Page

     Statements of Income and Retained Earnings                     1

     Balance Sheets                                                2-3

     Information Concerning Mine Operations and
       Capital Improvements                                         4

     Calculation of Cost of Capital and
       Statement of Cost of Commercial Coal Sold and Shipped        5

     Statement of Cost of Operation                                 6

     Analysis of Mining Plant in Service                            7

     Calculation of Allowed Cost of Capital -
       Effective April 1, 1998                                      8
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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $27,326

COST OF OPERATION                                           27,370

OPERATING LOSS                                                 (44)

NONOPERATING INCOME                                             80

INCOME BEFORE INTEREST CHARGES                                  36

INTEREST CHARGES - to Parent Company                             2

INCOME BEFORE FEDERAL INCOME TAXES                              34

FEDERAL INCOME TAX CREDIT                                      (76)

NET INCOME                                                 $   110



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                               $ 78

NET INCOME                                                    110

CASH DIVIDENDS DECLARED                                       186

BALANCE AT END OF PERIOD                                     $  2


The common stock of the Company is wholly owned by Ohio Power Company.
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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $60,826
  Accumulated Depreciation and Amortization                  36,710

         NET MINING PLANT                                    24,116

CURRENT ASSETS:
  Cash and Cash Equivalents                                  12,783
  Accounts Receivable:
    General                                                   2,232
    Affiliated Companies                                      4,742
  Coal                                                           67
  Materials and Supplies                                      3,748
  Other                                                         210

         TOTAL CURRENT ASSETS                                23,782

REGULATORY ASSETS                                                46

DEFERRED INCOME TAXES                                         6,187

DEFERRED CHARGES                                                269

           TOTAL                                            $54,400
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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                          March 31,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $  -
  Paid-in Capital                                             -
  Retained Earnings                                              2

         TOTAL SHAREHOLDER'S EQUITY                              2

LONG-TERM DEBT - Finance Obligations                         6,999

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           1,321
  Accrued Postretirement Benefits Other Than Pensions        8,753
  Operating Reserves                                        14,309

         TOTAL OTHER NONCURRENT LIABILITIES                 24,383

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           570
  Accounts Payable:
    General                                                  1,176
    Affiliated Companies                                       962
  Taxes Accrued                                              1,771
  Accrued Vacation Pay                                       1,094
  Workers' Compensation Claims                               1,988
  Obligations Under Capital Leases                           1,133
  Other                                                        682

         TOTAL CURRENT LIABILITIES                           9,376

REGULATORY LIABILITIES                                      13,586

DEFERRED CREDITS                                                54

           TOTAL                                           $54,400
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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 1998

     There were no significant changes with regard to the Company's operations and mining plant during the quarter.
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                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 1998
                    (in thousands, except as noted)
                                                                January 1   January 30   February 28    January
                                                                 through     through       through      through
                                                                January 29  February 27    March 31      March
                                                                   1998         1998         1998         1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                        $   -         $   -        $   -
            Paid-in Capital (excluding item D)                     8,876         3,876         -
            Excess of Acquisition Cost Over Net Book Value           172           172          172
                                                                   9,048         4,048          172
       B. Rate of Return Allowable per HCAR No. 26573:
            10.29% per annum, 2.5725% per quarter;
            prorated to January 1 through January 29
            period, January 30 through February 27
            period and February 28 through March 31 period      .0082892      .0082892     .0091466

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                  $     75      $     34     $      1      $    110
            2. Year-to-Date                                                                              $    110

       D. Net Income per Statement of Income                                                             $    110
            Add: Interest Charges                                                                               2
            Less: Nonoperating Income                                                                          80

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $     32
            2. Year-to-Date                                                                              $     32

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 27,294

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                 32

       C. Cost Applicable to Current Quarter Coal Billings                                                 27,326
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    4,106
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 23,220

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                395,144

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $58.76

(a)  As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.
/TABLE
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                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 1998


                                                       (in thousands)

Direct Labor-UMW*                                          $   746
Indirect Labor-UMW*                                          2,012
Benefits-UMW*                                                2,158
Salaries and Benefits-Nonunion                               1,526
Operating Supplies                                             899
Repair Parts and Materials                                   1,757
Electricity and Other Utilities                                527
Outside Services-Maintenance, Haulage and Reclamation          678
Taxes Other Than Federal Income Taxes**                      1,922
Rental of Equipment                                            668
Depreciation, Depletion and Amortization                     1,285
Royalties                                                      678
Reclamation                                                    968
Mining Cost Normalization***                                 9,518
Other Production Costs                                       1,951

Subtotal                                                    27,293

Transfers of Production Costs (to)/from Coal Inventory          77

          Total                                            $27,370

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an
    "overall" company basis(i.e., not itemized) and is eliminated by year-end.
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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              March 31, 1998
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   634    $  -       $   634

Mining Structures and Equipment       49,039     30,124     18,915

Coal Interests (net of depletion)      1,112       -         1,112

Mine Development Costs                10,041      6,586      3,455

    Total Mining Plant
      in Service                     $60,826    $36,710    $24,116
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         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.51%
                         EFFECTIVE 4-1-98


THE 10.51% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/97    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  960,665(a)  41.05%     7.45%(c)       3.06%

Preferred Stock    29,392      1.26%     5.00%(c)       0.06%

Common Stock    1,350,011(b)  57.69%    12.81%(d)       7.39%

Total          $2,340,068    100.00%                   10.51%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/97.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve months period commencing April 1, 1998.